EUROZINC

Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

September 27, 2006 Release 26-06

EUROZINC TO BENEFIT FROM LUNDIN MINING OZERNOE AGREEMENT

Vancouver – EuroZinc Mining Corporation expects to benefit from a final agreement under which Lundin Mining Corp. (TSX:LUN, OMX:LUMI) will acquire a 49% interest in Russia's Ozernoe zinc-lead project.

"We welcome this final agreement, which follows a letter of intent announced by Lundin Mining in June," said Colin K. Benner, Vice-Chairman and Chief Executive Officer of EuroZinc. "After the planned merger between EuroZinc and Lundin Mining, EuroZinc shareholders will have a significant stake in this project, which has the potential to become one of the world's largest zinc mines."

The Ozernoe project is located 250 kilometres northeast of Ulan Ude, the capital of the Republic of Buryatia in the Russian Federation. A preliminary assessment of the project contemplates construction of an open-pit mining operation. Indicated resources are estimated at 157 million tonnes grading 5.2 % zinc and 1.0 % lead.

Additional information on the Ozernoe project is available in Lundin Mining's September 26, 2006 news release at this link: http://www.lundinmining.com/corporate/newsrel.php

The final agreement also confirms that Lundin Mining has the right of first refusal (valid for nine months starting from May, 2006) with respect to Metropol's Kholodninskoye zinc-lead-silver project, located in the same region as the Ozernoe project.

EuroZinc expects to close its merger with Lundin Mining in late October. EuroZinc has scheduled a meeting of its shareholders for October 19, 2006 to vote on the merger transaction.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Executive Vice President	Investor Relations, Manager
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration,

development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C. V6C 1X8
Tel: (604) 681-1337 Fax: (604) 681-1339 Website: www.eurozinc.com